UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								August 31, 2005

EP MedSystems, Inc.
575 Route 73 North, Building D
West Berlin, NJ  08091

	Re:	EP MedSystems, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004
      Filed March 31, 2005
      Form 10-Q for the quarter ended June 30, 2005
      Filed August 11, 2005
      Form 8-K filed August 12, 2005
		File No. 000-28260

Dear Mr. Schmidt:

      We have limited our review of the above filings to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of these filings. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in the explanation you provide for this comment. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

      We note the disclosure on pages 15-16 of your Form 10-Q that you received an Administrative Subpoena from the Bureau of Industry and Security of the U.S. Department of Commerce relating to the sale and/or export of products to Iran and to Syria, and that the U.S. Attorney`s Office for the District of New Jersey has commenced a criminal investigation into the same matter. We also note from the
Form 10-Q and Form 8-K that you voluntarily disclosed in 2003 to the
Department of Commerce and the U.S. Treasury Department`s Office of
Foreign Assets Control that certain of your heart monitor systems were distributed to medical facilities in Iran without U.S. government authorization.

      In light of these events, and the fact that Iran and Syria have been identified as state sponsors of terrorism by the U.S. State Department and are subject to OFAC-administered economic sanctions, please describe for us the extent of your current and previous operations in, or contacts with, those countries, including through distributors. Describe for us the material terms of any current or prior agreements covering distribution of your products in either country during the time it has been identified as a terrorist-sponsoring state. Please discuss the materiality of any such operations or contacts, and whether they constitute a material investment risk for your security holders. Please also describe for us the transactions you advised Commerce and OFAC had been conducted without U.S. government authorization, including when they occurred, the number of transactions, the number of heart monitor systems involved, and the dollar amount involved; and what prompted your investigation of the transactions. Advise us also of the extent and nature of any other contacts you have or have had with any other country that is identified by the State Department as a state sponsor of terrorism.

      Your discussion of materiality should address your operations or contacts in terms of their direct effect on your revenues, assets, and other quantitative benchmarks, and in terms of their indirect effect due to penalties, expenses and legal fees resulting from the
Commerce Department, U.S. Attorney`s Office and other investigations.
Please refer to the statement in Note 10, Commitments and Contingencies, in the Form 10-Q, that management currently estimates between $600,000 and $700,000 in legal and other fees.

      In preparing your response, please also consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In discussing the materiality of your contacts with the countries at issue, and whether those contacts pose a material investment risk to your security holders, please address the potential impact upon your reputation and share value of distribution of your products in countries identified by the State Department as terrorist-sponsoring states.


      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Pamela Long
		Assistant Director
		Division of Corporation Finance
Reinhard Schmidt
EP MedSystems, Inc.
August 31, 2005
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